GALIANO GOLD PROVIDES NOTICE OF FOURTH QUARTER AND

FULL YEAR 2025 RESULTS

Vancouver, British Columbia, January 9, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce it will release its fourth quarter ("Q4") and full year ("FY") 2025 financial and operational results after market close on February 12, 2026. The Company will host a conference call and webcast to review the Q4 and FY results on February 13, 2026, at 7:30am PT.

Conference Call Details		Replay (available until February 20, 2026)
Date:	February 13, 2026	Local:	289-819-1450
Time:	10:30am ET (7:30am PT)	Toll Free:	1-888-660-6345
Dial In:	437-900-0527	Access Code:	68484 #
Toll Free:	1-888-510-2154

The conference call will be webcast https://app.webinar.net/Qpwkr5WxG51 and can be accessed on Galiano's website: galianogold.com.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr

SVP, External Affairs and Sustainability

Email: info@galianogold.com

1640-1066 West Hastings St. Vancouver, BC V6E 3X1 Toll-Free (N. America): 1-855-246-7341 TSE | NYSE American: GAU